Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2014	2013
Earnings:
Income before income taxes	$1,169	$1,289
Add:
Interest and other fixed charges, excluding capitalized interest	196	178
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	49	47
Distributed income of investees accounted for under the equity method	2	2
Amortization of capitalized interest	1	—
Less:
Equity in earnings of investments accounted for under the equity method	4	2
Total earnings available for fixed charges	$1,413	$1,514
Fixed charges:
Interest and fixed charges	$202	$185
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	49	47
Total fixed charges	$251	$232
Ratio of earnings to fixed charges	5.63x	6.53x

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